COMMENTS RECEIVED ON SEPTEMBER 17, 2013

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Series Growth Opportunities Fund
Fidelity Advisor Series Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 138

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Series Growth Company Fund

POST-EFFECTIVE AMENDMENT NO. 64

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Series 1000 Value Index Fund

POST-EFFECTIVE AMENDMENT NO. 229

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Series Blue Chip Growth Fund

POST-EFFECTIVE AMENDMENT NO. 105

1. Fidelity Series Blue Chip Growth Fund, Fidelity Series Growth Company Fund, Fidelity Advisor Series Growth Opportunities Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Series Blue Chip Growth Fund)
"Normally investing primarily in common stocks of well-known and established companies."

C: The Staff requests that we disclose the market capitalization policy for each fund and add corresponding small cap and mid cap risks to the "Principal Investment Strategies" section, as applicable.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization, except for Series Blue Chip, which currently discloses its policy to invest 80% of the fund's assets in blue chip companies (defined to include companies whose stock is included in the S&P 500 Index or the DJIA, and companies with market capitalizations of at least $1 billion if not included in either index). Accordingly, we have not modified disclosure.

2. Fidelity Series Blue Chip Growth Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in blue chip companies (companies whose stock is included in the S&P 500 Index or the Dow Jones Industrial Average (DJIA), and companies with market capitalizations of at least $1 billion if not included in either index)."

C: The Staff requests that we provide additional criteria surrounding the stocks included in the indexes, since not all companies in the S&P 500 or Dow Jones Industrial Average qualify as "blue chip."

R: The fund has a principal investment strategy of "[n]ormally investing primarily in common stocks of well-known and established companies." While the S&P 500 and the DJIA are commonly regarded as indices of stock of companies that are "well-known and established," the fund could invest in stocks of similar quality not included in either index. We believe that identifying a market capitalization range of at least $1 billion, when considered in connection with the fund's principal investment strategy of investing primarily in the common stocks of well-known and established companies, provides a reasonable approach for identification of "blue chip companies."

3. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"Shares are offered only to certain other Fidelity funds.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that the second paragraph be removed as this disclosure is not permitted or required by Item 6.

R: We believe the information in the second paragraph is consistent with the purchase and sale information required by Item 6(a) and (b). We note that the second paragraph is intended to be read together with the paragraph directly below it and believe that it is important to include the second paragraph, particularly for funds that produce a stand-alone Summary Prospectus. However, considering that this fund does not produce a Summary Prospectus at this time, and has comparable disclosure later on in its prospectus (under "Additional Information about the Purchase and Sale of Shares"), we will remove the disclosure at issue in order to address the Staff's comment.

4. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their respective 80% policies.

5. Fidelity Series Blue Chip Growth Fund

"Fund Management" (prospectuses)

C: The Staff questioned whether the Russell 1000 Growth Index is an appropriate index for the performance adjustment given the fund primarily invests in companies included in the S&P 500 Index and the Dow Jones Industrial Average.

R: We believe the Russell 1000 Growth Index is an appropriate performance adjustment index for the fund. We note that the S&P 500 is a market capitalization-weighted index of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance, and that the DJIA is an average of the price of stocks representing 30 of the largest and most widely traded stocks in the United States.

The SEC has stated that in determining whether an index is an appropriate performance adjustment index for a particular fund, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the fund. (Factors to be Considered in Connection with Investment Company Advisory Contracts Containing Incentive Arrangements, Release No. IA-315 (Apr. 18, 1972).) Considering, among other factors, that the Russell 1000 Growth Index is designed to measure the performance of the large-cap growth segment of the U.S. equity market and that FMR believes it better represents the fund's investment universe than other indices, we believe the Russell 1000 Growth Index is an appropriate performance adjustment index for the fund and that any dissimilarities between the fund's projected holdings, which will fluctuate, and the index's components would not render it inappropriate.

6. Fidelity Series Blue Chip Growth Fund, Fidelity Series Growth Company Fund, and Fidelity Advisor Series Growth Opportunities Fund

"Fund Management" (prospectuses)

(Example from Fidelity Series Blue Chip Growth Fund)

"The fund pays a management fee to FMR. The management fee is calculated and paid to FMR every month. The fee is determined by calculating a basic fee and then applying a performance adjustment. The performance adjustment either increases or decreases the management fee, depending on how well the fund has performed relative to the Russell 1000R Growth Index."

C: The Staff requests more information on the performance adjustment. Specifically, the Staff requests confirmation on when the performance adjustment takes effect.

R: The performance period will commence with the first day of the first full month following commencement of operations of a fund. Each fund is expected to commence operations in November, meaning the performance period for each fund is expected to begin on December 1, 2013. We note that the "November 1, 2013" date is in brackets and will be modified in the b-filings. During the first eleven months of the performance period, there will be no performance adjustment. Starting with the twelfth month of the performance period, the performance adjustment will take effect. The performance period will eventually include 36 months. Assuming each fund commences operations in November, meaning their respective performance periods begin on December 1, 2013, the performance adjustment for each fund will take effect November 1, 2014.

7. All funds (except Fidelity Series 1000 Value Index Fund)

"Fund Services" (prospectuses)

"Fund Management"

"The maximum annualized performance adjustment rate is $0.20% of the fund's average net assets over the performance period. The performance adjustment rate is divided by twelve and multiplied by the fund's average net assets over the performance period, and the resulting dollar amount is then added to or subtracted from the basic fee."

C: The Staff would like us to disclose the management fee performance adjustment rate in basis points in addition to what is currently disclosed.

R: We are not aware of a requirement to disclose the management fee performance adjustment range, and believe that a disclosed range would cause confusion given that the group fee rate component of the management fee is variable. Accordingly we have not modified disclosure.

8. Fidelity Series Blue Chip Growth Fund

"Fund Services" (prospectuses)

"Fund Management"

"Reimbursement or waiver arrangements can decrease expenses and boost performance."

C: The Staff would like us to disclose whether the Adviser has the right to waive fees to increase the performance adjustment and if such fees can then be recouped.

R: We will replace comparable disclosure with the following disclosure in the b-filing:

From time to time, FMR or its affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.

9. Fidelity Series Blue Chip Growth Fund, Fidelity Series Growth Company Fund, Fidelity Advisor Series Growth Opportunities Fund

"Fund Summary" (SAIs)

"Investment Policies and Limitations"

C: The Staff requests that we disclose later in the registration statement that if a Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. Also, when the Fund engages in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

R: We confirm that if a fund holds any credit default or total return swaps in its portfolio, at this time it would expect to value those at the full notional amount of each transaction for purposes of segregation.

10. All funds

"Trustees and Officers" (SAIs)

Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below.

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

11. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

12. Fidelity Series 1000 Value Index

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks included in the Russell 1000® Value Index, which is a market capitalization-weighted index of companies with large market capitalizations."

C: The Staff would like us to disclose what the index uses as a value selection strategy.

R: As disclosed under "Additional Index Information," the Russell 1000 Value Index is a market capitalization-weighted index designed to measure the performance of the large-cap value segment of the U.S. equity market. It includes those Russell 1000 Index companies with lower price-to book ratios and lower expected growth rates.

13. Fidelity Series 1000 Value Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Lending securities to earn income for the fund."

C: The Staff requests that we add a corresponding securities lending risk to the "Fund Summary" section.

R: We believe that the risks involved in securities lending are adequately described under the "Principal Investment Risks" sub-heading in the "Investment Details" section (see, e.g., "Issuer Specific Changes," which addresses, among other things, counterparty risk) and that the risks disclosed under the "Principal Investment Risks" sub-heading in the "Fund Summary" section appropriately summarize those risks. Accordingly, we have not modified disclosure.

14. Fidelity Series 1000 Value Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that small and mid cap risks be added to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not added disclosure. However, while not principal risks per se, we note that the possibility for market developments to affect different types of markets and different types of securities - such as stocks with different market capitalizations - differently is addressed under "Stock Market Volatility" in the "Fund Summary" and "Fund Details" sections.

15. Fidelity Series 1000 Value Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks included in the Russell 1000R Value Index, which is a market capitalization-weighted index of companies with large market capitalizations."

C: The Staff requests that we disclose how the fund will invest the other 20% of its portfolio.

R: We are not aware of such a requirement and believe that we have appropriately summarized in the "Fund Summary" section the fund's principal investment strategies based on the information provided in response to Form N-1A Item 9(b). Accordingly, we have not modified disclosure.

16. Fidelity Series 1000 Value Index Fund and Fidelity Advisor Series Growth Opportunities Fund

"Fund Summary" (prospectuses)

"Portfolio Manager(s)"

(Example from Fidelity Series 1000 Value Index Fund)

"James Francis (senior portfolio manager), Lou Bottari (portfolio manager), Maximilian Kaufmann (portfolio manager), Patrick Waddell (portfolio manager), and Peter Matthew (assistant portfolio manager) have managed the fund since [_____] 2013."

(Example from Fidelity Advisor Series Growth Opportunities Fund)

Steven Wymer (lead portfolio manager) has managed the fund since [____] 2013.

Gopal Reddy (co-manager) has managed the fund since [____] 2013.

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

17. Fidelity Series 1000 Value Index Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"In addition to the principal investment strategies discussed above, the fund may lend securities to broker-dealers or other institutions to earn income."

C: The Staff questions why securities lending is included as a principal investment strategy in the "Fund Summary" section but not in the "Investment Details" section.

R: Disclosure in the "Investment Details" section will be modified as follows ([bracketed] deleted; underlined added):

"[In addition to the principal investment strategies discussed above, the] The fund may lend securities to broker-dealers or other institutions to earn income.

In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values."

18. Fidelity Series 1000 Value Index Fund

"Fund Basics" (prospectuses)

"Description of Principal Security Types"

"Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Equity securities include common stocks, preferred stocks, convertible securities, and warrants."

C: The Staff notes that the Fund Summary section only mentions common stocks. If the fund will invest in other types of equity securities, the Staff request they be included in the Summary.

R: We believe that the disclosure under the sub-heading "Principal Investment Strategies" in the "Fund Summary" section appropriately discloses the fund's principal investment strategies and therefore have not added disclosure. The statement, "Equity securities include common stocks, preferred stocks, convertible securities, and warrants" is meant to illustrate the types of securities included within the broad category of "equity securities," but we note that the fund's principal investment strategies refer only to common stocks.

19. Fidelity Series 1000 Value Index Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"In addition to the principal investment strategies discussed above, the fund may lend securities to broker-dealers or other institutions to earn income."

C: The Staff requests that a corresponding securities lending risk be added to the "Principal Investment Risks" in the "Investment Details" section, if securities lending is a principal investment strategy.

R: We believe that the risks involved in securities lending are adequately described under the "Principal Investment Risks" sub-heading in the "Investment Details" sections (see, e.g., "Issuer Specific Changes," which addresses, among other things, counterparty risk).

20. Fidelity Advisor Series Small Cap Fund

"Fund Summary" (prospectus)

"Fee Table"

"B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.95%. This arrangement will remain in effect through January 31, 2015. FMR may not discontinue or modify this arrangement without the approval of the Board of Trustees."

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

21. Fidelity Advisor Series Small Cap Fund

"Fund Summary" (prospectus)

"Fee Table"

"B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.95%. This arrangement will remain in effect through January 31, 2015. FMR may not discontinue or modify this arrangement without the approval of the Board of Trustees."

C: The Staff asks if FMR has the ability to recoup any of the waived amounts.

R: We direct the Staff's attention to response # 8.

22. Fidelity Advisor Series Small Cap Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

  "Normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000 Index or the S&P SmallCap 600 Index)."

C: The Staff requests that we provide the market capitalization range for each index as of a recent date.

R: As the capitalization range of each index varies over time, we believe it is more appropriate to identify a well-publicized index by name rather than giving a snap shot of the capitalization range of an index as of a single date. Therefore, we have not modified the disclosure.

23. Fidelity Advisor Series Small Cap Fund

"Fund Summary" (prospectus)

"Principal Investment Risks"

  "Investing in either "growth" stocks or "value" stocks or both."

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Accordingly, we have not modified disclosure. However, while not principal risks per se, we note that the possibility for market developments to affect different types of markets and different types of securities - such as value stocks and growth stocks - differently is addressed under "Stock Market Volatility" in the "Fund Summary" and "Fund Details" sections.

24. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.